Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended June 30,
	2014	2013	2012	2011	2010
	($ in millions)
Earnings:
Add:
Earnings from continuing operations before income taxes	$395.5	$323.2	$200.9	$269.7	$342.1
Fixed charges	36.9	28.0	28.4	25.7	24.1
Amortization of capitalized interest	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
The minority interest in the pre-tax income/(loss) of subsidiaries that have not incurred fixed charges(2)	0.4	0.1	(0.7)	(0.2)	1.0

Total	$432.0	$351.1	$230.0	$295.6	$365.2

Fixed charges:
Interest expense	$23.9	$14.5	$14.0	$9.9	$9.8
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Estimate of the interest within rental expense(1)	13.0	13.5	14.4	15.8	14.3
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Total	$36.9	$28.0	$28.4	$25.7	$24.1

Ratio of Earnings to Fixed Charges	11.7	12.5	8.1	11.5	15.2

(1)	One-third of rental expense under operating leases is assumed to be the equivalent of interest.
(2)	Represents the Company’s share of gains/ (losses) from its joint venture with the Tokyo Stock Exchange.